 **Gmail**                                    **Muyiwa Familoni** <famuy35@gmail.com>

## [Test] A Delicious Investment Opportunity: TasteDNA Friends & Family!

**Muyiwa Familoni** <muyiwa@tastedna.me>                          Tue, Apr 18, 2023 at 11:43 AM
Reply-To: us21-9b8a4b699c-850d80a386@inbound.mailchimp.com
To: famuy35@gmail.com





|  12  |  21  |  35  |  4  |
|------|------|------|-----|
| DAYS | HOURS | MINUTES | SECONDS |

### Friends & Family:

### Invest in TasteDNA and Gain Early Access to Exclusive Perks!

Hi ,

I have exciting news to share with you about TasteDNA, the innovative app that provides personalized food recommendations based on your unique taste profile. My co-founder Oyinkan and I created TasteDNA to bring the delicious culinary experiences from around the world to everyone from the comfort of their phones.

We are thrilled to announce that we will be launching our crowdfunding campaign for TasteDNA on May 1st, 2023! As our valued friends and family, we wanted to give you early access to invest and take advantage of our Friends and Family perks and Early Bird Bonus.

### Below are the investment details in a nutshell:

- Investing is open to the public on May 1st, 2023

- Friends and Family have an exclusive opportunity to invest early and access Early Bird perks before the public launch

- Early Bird investors can benefit from the first $15K of investments, which will be in a SAFE with a $2M valuation cap and a 10% discount

- As our family and friends, we would greatly appreciate your support in the form of vouches, which are testimonials to our character. Your words of support can go a long way in helping us succeed!

```
┌─────────────────────────────────────────────────────┐
│                                                       │
│                   Learn more >                        │
│                                                       │
└─────────────────────────────────────────────────────┘
```

Please note that the Friends and Family perks and the Early Bird Bonus will only be available for two weeks before the public launch. So don't wait, act fast if you want to take advantage of this opportunity!

[Quoted text hidden]

      

     











# Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

**About Wefunder**
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

Unsubscribe | About | Education